Exhibit 99.9

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company Western Wind Energy Corp. (the “Issuer”) 1326 – 885 West Georgia Street Vancouver, BC V6C 3E8

Item 2.	Date of Material Change May 6, 2009

Item 3.	News Release The Issuer disseminated a press release dated May 6, 2009 through Market News, Stockwatch and Canada News Wire.

Item 4.	Summary of Material Change The Issuer announced that it has closed a private placement of 7,015,700 Units at a price of $0.65 per Unit.

Item 5.

Full Description of Material Change

The Issuer closed a brokered private placement of 7,015,700 Units at a price of $0.65 per Unit for gross proceeds of $4,560,205. Each Unit is comprised of one common share of the Issuer and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Issuer at a price of $1.00 per share at any time on or prior to the close of business (5:00 p.m. Toronto time) on May 5, 2011.

The Issuer paid Lowen Ondaatje McCutcheon Limited (the “Agent”) a commission equal to 7% of the gross proceeds. In addition, the Issuer granted to the Agent 491,099 Broker Warrants. Each Broker Warrant entitles the holder to receive, upon payment of the exercise price, an Agent’s Unit comprised of one share and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Issuer at a price of $1.00 per share at any time on or prior to the close of business (5:00 p.m. Toronto time) on May 5, 2011.

The hold periods for the securities issued and any underlying securities issued upon exercise thereof expire at midnight on September 5, 2009.

The Issuer intends to use the net proceeds from the offering, in part, to secure a letter of credit on behalf of Southern California Edison in connection with its power purchase agreement and to fund development activities on the 120MW Windstar Project, the re-powering of its Mesa Wind Farm and to continue development of its solar initiative in the Province of Ontario.

See the attached news release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable

Item 7.	Omitted Information No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer To obtain further information contact Jeffrey J. Ciachurski, the Chief Executive Officer of the Issuer, at 604-839-4192.

Item 9.	Date of Report May 13, 2009

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE:	604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE:	604.685.9441
	www.westernwindenergy.com

N E W S   R E L E A S E

May 6, 2009

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 36,703,251

WESTERN WIND ENERGY CORP. CLOSES A PRIVATE PLACEMENT OF $4,560,205

Vancouver, BC, May 6, 2009 – Western Wind Energy Corp. (“Western Wind” or the “Company”) is pleased to announce that it has closed a brokered private placement offering (the “Offering”) of 7,015,700 units (“Units”) at a price of $0.65 per Unit for gross proceeds of $4,560,205. Each Unit is comprised of one (1) common share and one (1) half of one share purchase warrant. Each whole warrant entitles the holder to purchase one (1) additional common share for a period of two years at a price of $1.00 per share. The hold periods for the Units and the underlying securities expires on September 5, 2009.

Loewen Ondaatje McCutcheon Limited (“LOM”) acted as agent in the Offering and, in consideration for their services, Western Wind paid the Agent a commission equal to 7% of the gross proceeds of the Offering. In addition, Western issued to LOM 491,099 broker’s warrants entitling LOM to acquire, subject to certain anti-dilution provisions set out in the Agency Agreement, one Unit (an “Agent’s Unit”), for a period of 24 months from the closing date of the Offering. Each Agent’s Unit is comprised of one common share and one-half of one share purchase warrant. One whole warrant entitles LOM to acquire one additional common share (an “Agent’s Warrant Share”) at a price of $1.00 per Agent’s Warrant Share for a period of 24 months from the closing date of the Offering.

Western Wind intends to use the proceeds from the Offering, in part, to secure a letter of credit on behalf of Southern California Edison in connection with its power purchase agreement and to fund development activities on the 120MW Windstar Project, the re-powering of our Mesa Wind Farm and to continue development of our solar initiative in the Province of Ontario.

The offered securities will not be registered under the United States Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

About Western Wind Energy Corp.

Western Wind Energy Corp. is a wind energy electrical production company that currently has over 500 wind turbines with 34.5 MW of rated capacity and a further 120 MW of expansion power purchase agreements in the State of California. Western Wind Energy is in the business of acquiring land sites and technology for the production of electricity from wind energy. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

Jeffrey J. Ciachurski
Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s intended use of proceeds from the Offering. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the Company’s ability to secure a letter of credit on behalf of Southern California Edison, that the funds raised are sufficient to advance its projects as anticipated, and the other factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.